January 16, 2026

Robert Brilon
Chief Executive Officer
Bimergen Energy Corporation (f/k/a Bitech Technologies Corp.)
895 Dove Street, Suite 300
Newport Beach, CA 92660

       Re: Bimergen Energy Corporation (f/k/a Bitech Technologies Corp.)
           Amendment No. 14 to Registration Statement on Form S-1
           Filed January 2, 2026
           File No. 333-280668
Dear Robert Brilon:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 14 to Registration Statement on Form S-1
Executive and Director Compensation, page 57

1. Please update your disclosure for the fiscal year ended December 31, 2025. Refer to
       Item 402 of Regulation S-K.
 January 16, 2026
Page 2

       Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact
Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Peter Campitiello, Esq.